File No. 811-02091

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

PRINCIPAL LIFE INSURANCE COMPANY
Separate Account B

The Principal Financial Group
Des Moines, Iowa 50392-0300

Please send all communications, notices and order to:

Doug Hodgson
Principal Life Insurance Company
The Principal Financial Group
Des Moines, Iowa 50392-0300
Phone: (515) 362-2384

As filed with the U.S. Securities and Exchange Commission on January 14, 2016.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
PRINCIPAL LIFE INSURANCE COMPANY Separate Account B	Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940
File No. 811-02091

Principal Life Insurance Company (“PLIC”) and its Separate Account B (the "Separate Account") request that the U.S. Securities and Exchange Commission (the “Commission”) issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of a certain series of Principal Variable Contracts, Inc., an affiliated registered investment company, with shares of a comparable series of Fidelity Variable Insurance Products Fund V, an unaffiliated registered investment company (the “Substitution”), held by the Separate Account to fund certain variable annuity contracts (collectively, the “Contracts”) issued by PLIC. PLIC and Separate Account B are referred to herein collectively as the “Applicants.”
I. DESCRIPTION OF THE APPLICANTS AND THE CONTRACTS
A.    The Insurance Company
Principal Life Insurance Company. Principal Life Insurance Company (“PLIC”) is a stock life insurance company with its home office in Des Moines, Iowa. It is authorized to transact life insurance and annuity business in all states of the United States and the District of Columbia. PLIC is a wholly owned indirect subsidiary of Principal Financial Group, Inc., a publicly-traded company.
PLIC was incorporated in 1879 under Iowa law as a mutual assessment life insurance company named Bankers Life Association. It became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual insurance holding company structure took place in 1998, when the Company became a stock life insurance company. In 2001, the mutual insurance holding company converted to a stock company through demutualization, resulting in the current organizational structure.
B.    The Separate Account
PLIC Separate Account B. PLIC established Separate Account B as a separate account under Iowa law on January 12, 1970. The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a “separate account” as defined by Rule 0-1(e) under the 1940 Act.  Security interests under the Contracts have been registered under the Securities Act of 1933 (the “1933 Act”).1
Separate Account B is divided into sub-accounts that reflect the investment performance of underlying registered open-end management investment companies. Separate Account B is administered and accounted for as part of the general business of PLIC, and the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account in accordance with the terms of the Contracts, without regard to the income, gains or losses of PLIC.

C.    The Contracts
The following Contracts (“retail Contracts”) are individual flexible premium deferred variable annuity contracts.

PLIC Separate Account B	1933 Act File Nos.
Principal Freedom Variable Annuity	333-63401
Principal Investment Plus Variable Annuity	333-116220
Principal Variable Annuity (Flexible Variable Annuity)	33-74232
Principal Variable Annuity (Flexible Variable Annuity with Purchase Payment Credit)	333-40254
Principal Freedom 2 Variable Annuity	333-128079
Principal Lifetime Income Solutions	333-171650
Principal Investment Plus Variable Annuity (Applications Signed On or After 8/1/2013)	333-188293
Principal Pivot Series Variable Annuity	333-197214

The following Contracts (“group Contracts”) are group variable annuity contracts for employer-sponsored qualified and non-qualified retirement plans.

PLIC Separate Account B	1933 Act File Nos.
Premier Variable Annuity Contract	33-44670
Personal Variable Annuity Contract	33-44565
For the remainder of this document, when the reference applies to both retail Contracts and group Contracts, the term “Contracts” will be used. When the reference applies only to retail Contracts, the term “retail Contracts” will be used and “group Contracts” will be used for the two group annuity Contracts.
Pursuant to the Contracts, Contract owners (or plan participants for the group Contracts) may select among several variable account investment options. The retail Contracts currently do not restrict the number of transfers that can be made every year without charge. The Personal Variable Annuity Contract has a $15 charge for certain types of transfers. PLIC generally reserves the right to impose additional restrictions on transfers. Limits on transfers among variable account investment options, except for limits related to the Insurance Company's market timing restrictions, will not apply in connection with the Substitution as described in more detail below.
The Contracts permit the Insurance Company to substitute shares of one underlying fund with shares of another, including an underlying fund of a different registered investment company. The prospectuses for the Contracts and the Separate Account contain appropriate disclosures of this right.
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[1]
1940 Act File No. 811-02091. The Contracts' 1933 Act file numbers are set forth in the tables under "The Contracts." Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

II. THE UNDERLYING FUNDS AND THE PROPOSED SUBSTITUTION
A.    General Description of the Proposed Substitution
For all of the Contracts other than the Principal Pivot Series Variable Annuity (“Pivot”), PLIC, on its behalf and on behalf of Separate Account B, proposes to substitute Class 1 Shares of the Principal Variable Contracts Funds, Inc. (“PVC”) Money Market Account (the “Existing Fund”) with Initial Class Shares of Fidelity Variable Insurance Products Fund V Government Money Market Portfolio. For Pivot, PLIC and Separate Account B propose to substitute Class 2 Shares of the PVC Money Market Account (the “Existing Fund for Pivot”) with the Service Class 2 Shares of Fidelity Variable Insurance Products Fund V Government Money Market Portfolio (the “Replacement Fund for Pivot”).

All references to the “Existing Fund” in the remainder of this document shall apply to the “Existing Fund” as described above, as well as the Existing Fund for Pivot, unless specifically noted. Similarly, all references to “Replacement Fund” shall apply to the “Replacement Fund” as described above, as well as the Replacement Fund for Pivot, unless specifically noted.
All investment strategies, risk factors, performance history, and fund fees and expenses described herein were taken from the Existing Fund’s and the Replacement Fund’s prospectuses, as filed with the Commission. The Applicants are not responsible for and make no representation as to the accuracy of such information taken from third party prospectuses.
B.    The Investment Companies and Funds

1.
Principal Variable Contracts Funds, Inc. PVC is an open-end management investment company registered under the 1940 Act, and its securities are registered under the 1933 Act.[2] PVC was organized as Principal Variable Contracts Fund, Inc. on May 27, 1997 as a Maryland corporation. PVC changed its name to Principal Variable Contracts Funds, Inc. effective May 17, 2008.

Series of PVC serve as the underlying investment vehicle for variable annuity contracts and variable life insurance policies that are funded through separate accounts established by PLIC and an affiliated insurance company, and by other insurance companies, as well as for certain qualified plans. PVC currently offers 37 series, including the Money Market Account, which is the Existing Fund. The Existing Fund currently serves as the only underlying money market investment option for all of the Contracts.
Principal Management Corporation (“PMC”) serves as PVC’s manager and provides investment advisory services and certain corporate administrative services to PVC and the Existing Fund. PMC is an indirect subsidiary of Principal Financial Group, Inc. and has managed mutual funds since 1969. Principal Funds Distributor, Inc. ("PFD") acts as principal underwriter for PVC.

2.
Fidelity Variable Insurance Products Fund V. Fidelity Variable Insurance Products Fund V is an open-end management investment company created under an initial declaration of trust dated September 9, 1989. The company is registered under the 1940 Act, and its securities are registered under the 1933 Act.[3] Fidelity Variable Insurance Products Fund V and the Government Money Market Portfolio are not affiliated with PLIC, Separate Account B or PVC. Currently, there are 32 funds offered in Fidelity Variable Insurance Products Fund V, including its Government Money Market Portfolio, which is the proposed Replacement Fund. Fidelity Management & Research Company (“FMR”) is the Replacement Fund’s manager, and Fidelity Investments Money Management, Inc. and other investment advisers serve as the sub-advisors.

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[2]
File nos. 002-35579 and 811-01944. Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

[3]
File nos. 811-05361 and 033-17704. Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

C.	The Funds’ Objectives, Strategies and Risks
Below is a description of the investment objectives, principal investment strategies and principal risks of the Existing Fund and the Replacement Fund.

Existing Fund PVC Money Market Account (all share classes)	Replacement Fund Fidelity VIP Government Money Market Portfolio (all share classes)
Investment Objective The Account seeks as high a level of current income as is considered consistent with preservation of principal and maintenance of liquidity.	Investment Objective The fund seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Principal Investment Strategies
The Account seeks to maintain a stable net asset value of $1.00 per share by investing its assets in a portfolio of high quality, short-term money market instruments such as those issued by banks, corporations (U.S. and non-U.S.), municipalities and the U.S. government.
Such instruments include certificates of deposit, bankers acceptances, commercial paper, treasury bills, bonds, and shares of other money market funds. The Account maintains a dollar weighted average portfolio maturity of 60 days or less. As with all mutual funds, the value of the Account's assets may rise or fall.

Principal Investment Strategies
•
Normally investing at least 99.5% of total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities).
•
Investing in U.S. Government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury.
•
Investing in compliance with industry-standard regulatory requirements for money market funds for the quality, maturity, and diversification of investments.

Principal Risks
An investment in the Account is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Account seeks to preserve the value of an investment at $1.00 per share, it is possible to lose money by investing in the Account.
The principal risks of investing in the Account, in alphabetical order, are:
•
Fixed-Income Securities Risk. Fixed-income securities are subject to interest rate risk and credit quality risk. The market value of fixed-income securities generally declines when interest rates rise, and an issuer of fixed-income securities could default on its payment obligations.
•
Foreign Securities Risk. The risks of foreign securities include loss of value as a result of: political or economic instability; nationalization, expropriation or confiscatory taxation; settlement delays; and limited government regulation (including less stringent reporting, accounting, and disclosure standards than are required of U.S. companies).
•
Investment Company Securities Risk. Fund shareholders bear indirectly their proportionate share of the expenses of other investment companies in which the fund invests.
•
U.S. Government Securities Risk. Yields available from U.S. government securities are generally lower than yields from many other fixed-income securities.
•
U.S. Government Sponsored Securities Risk. Securities issued by U.S. government-sponsored or -chartered enterprises such as the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, and the Federal Home Loan Banks are not issued or guaranteed by the U.S. Treasury.

Principal Risks
An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of a shareholder's investment at $1.00 per share, it is possible to lose money by investing in the fund.
•
Interest Rate Changes. Interest rate increases can cause the price of a money market security to decrease.
•
Issuer-Specific Changes. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease.
The fund will not impose a fee upon the sale of your shares, nor temporarily suspend your ability to sell shares if the fund's weekly liquid assets fall below 30% of its total assets because of market conditions or other factors.

D.    The Funds’ Assets
This table shows the assets of the share classes involved in the substitutions for the Existing Fund and Replacement Fund, as well as the total fund assets of each.

Assets as of November 30, 2015 (in millions)	Existing Fund PVC Money Market Account	Replacement Fund Fidelity VIP Government Money Market Portfolio
Class 1 and Initial Class, respectively	$270.8	$884.6
Class 2 and Service Class 2, respectively	$1.7	$211.5
Total Fund Assets	$272.5	$1,864.7

The Replacement Fund has more assets under management than the Existing Fund. Generally speaking, larger funds tend to have lower expense ratios than comparable smaller funds because, with more assets, fixed fund expenses are spread over a larger base. Therefore, as a result of the Substitution, various costs such as legal, accounting, printing and director fees will be spread over a larger base, with each Contract owner bearing a smaller portion of the cost. Larger funds also may have lower trading expenses, which, in turn, could result in higher returns.
E.    The Funds’ Performance
These tables show the comparative performance history of the Existing Fund and Replacement Fund. Each Fund’s performance history generally takes into account the one-, five- and ten-year periods ended December 31, 2014.
Variable Annuity Contracts Other Than Pivot

Average Annual Total Returns
For the periods ended December 31, 2014	Past 1 Year	Past 5 Years	Past 10 Years
Existing Fund PVC Money Market Account - Class 1	0.00%	0.00%	1.49%
Replacement Fund Fidelity VIP Government Money Market Portfolio - Initial Class	0.01%	0.11%	1.72%

Principal Pivot Series Variable Annuity

Average Annual Total Returns
For the periods ended December 31, 2014	Past 1 Year	Past 5 Years	Past 10 Years
Existing Fund PVC Money Market Account - Class 2	0.00%	0.00%	1.37%
Replacement Fund Fidelity VIP Government Money Market Portfolio - Service Class 2	0.01%	0.02%	1.55%
For each period shown in both tables above, the performance of the Replacement Fund was greater than that of the Existing Fund.
Prior to December 1, 2015, the Replacement Fund operated under different investment policies; as a result, its historical performance may not represent its current investment policies. Applicants note that government money market funds have historically paid lower yields than prime money market funds. As a result, the Replacement Fund’s returns may be negatively affected by its recent transition to a government money market fund. However, Applicants submit that other factors, such as the lower expense ratios of the Replacement Fund and the effects of the money market fund reform described below, make the Replacement Fund an appropriate substitute for the Existing Fund despite the possibility of slightly lower returns for government money market funds.

F.    The Funds’ Fees and Expenses
These tables show the comparative fees and expenses of the Existing Fund and Replacement Fund. The Management Fee schedules and expenses are subject to the terms and voluntary waivers described in the footnotes to the table.
Variable Annuity Contracts Other Than Pivot

Annual Fund Operating Expenses	Existing Fund PVC Money Market Account	Replacement Fund Fidelity VIP Government Money Market Portfolio
	Class 1	Initial Class
Management Fees	0.45% [4]	0.17% [5]
Distribution and/or Service (12b-1) Fees	N/A	N/A
Other Expenses	0.01%	0.08%
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Account Operating Expenses	0.47% [6]	0.25% [7]

Principal Pivot Series Variable Annuity

Annual Fund Operating Expenses	Existing Fund PVC Money Market Account	Replacement Fund Fidelity VIP Government Money Market Portfolio
	Class 2	Service Class 2
Management Fees	0.45% [4]	0.17% [5]
Distribution and/or Service (12b-1) Fees	0.25%	0.25% [8]
Other Expenses	0.01%	0.08%
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Account Operating Expenses	0.72% [6]	0.50% [9]
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[4]
The Management Fee Schedule for the PVC Money Market Account is based on the Net Asset Value of the Account: 0.50% for the first $100 million; 0.45% for the next $100 million; 0.40% for the next $100 million; 0.35% for the next $100 million; and 0.30% thereafter.

[5]
The monthly management fee for the Fidelity VIP Government Money Market Portfolio is calculated by adding a group fee to an income-related fee. The income-related fee varies depending on the level of the fund's monthly gross income from an annualized rate of 0.05% (at a fund annualized gross yield of 0%) to 0.27% (at a fund annualized gross yield of 15%) of the fund's average net assets throughout the month. The group fee rate is divided by twelve and multiplied by the fund's average net assets throughout the month. The group fee rate is based on the average net assets of all the mutual funds advised by FMR. For this purpose, the average net assets of any mutual funds previously advised by FMR that currently are advised by Fidelity SelectCo, LLC are included. This rate cannot rise above 0.37%, and it drops as total assets under management increase. Because the fund's management fee rate may fluctuate, the fund's management fee may be higher or lower in the future.

[6]	PMC has voluntarily agreed to limit the Account's expenses to the extent necessary to maintain a 0% yield. These voluntary expense limits may be terminated at any time.

[7]
The Adviser has voluntarily agreed to reimburse fund shares to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of average net assets, exceed 0.40% for Initial Class. Voluntary arrangements may be discontinued at any time.

[8]
Service Class 2 has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act. Under the plan, Service Class 2 is authorized to pay FDC a 12b-1 (service) fee as compensation for providing support services that benefit variable product owners. Service Class 2 currently pays FDC a 12b-1 (service) fee at an annual rate of 0.25% of its average net assets throughout the month.

[9]
The Adviser has voluntarily agreed to reimburse fund shares to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of average net assets, exceed 0.65% for Service Class 2. Voluntary arrangements may be discontinued at any time.

The combined management fees and 12b-1 fees of the applicable class of the Replacement Fund are less than those of the substituted class of the Existing Fund. In addition, the total annual operating expense ratio of the applicable class of the Replacement Fund is less than that of the substituted class of the Existing Fund.
G.    Purpose of the Substitution

1.	Liquidation of the Existing Fund.
On July 23, 2014, the Commission adopted rule amendments regulating money market funds. The rule amendments are intended to increase transparency and provide investors protection during periods of market stress, when redemptions in some money market funds may significantly increase. The rule amendments create new definitions for government funds and retail funds, and require certain money market funds to price and transact at a floating net asset value. During periods of extraordinary market stress, the rule amendments permit some money market funds to charge shareholders liquidity fees, as well as implement redemption gates that would halt all withdrawals. Government and U.S. Treasury money market funds are not subject to certain changes imposed by these rules.
Certain requirements of the money market fund reform pose challenges for the variable contracts products that offer money market funds as an investment option. For example, variable contracts products expect to have operational challenges in administering applicable liquidity fees and redemption gates as well as policies and procedures that limit all beneficial owners to natural persons. Further, variable contracts products expect to have difficulties using a money market fund with a floating NAV because of the actuarial assumptions underlying the variable contracts product construction. Because a government money market fund is permitted to have a stable NAV and is not required to impose liquidity fees or redemption gates, it appears to be the only workable alternative to the money market fund used by many variable contracts today.
The board of directors of PVC, which functions independently from the Applicants, concluded that converting the PVC Money Market Account to a government money market fund is not a feasible option and decided to terminate the Existing Fund and liquidate its assets effective April 8, 2016. In light of the impending liquidation, and due to the importance of offering a money market fund investment option for the Contracts, the Applicants determined that substituting another investment option for the Existing Fund is necessary and in the best interests of Contract owners.

2.	Selection of a Replacement Fund and Expected Benefits of the Substitution.
To identify a potential replacement for the Existing Fund, and in light of the money market fund reform limitations, the Applicants undertook a review of available government money market funds (or money market funds that disclosed an intent to convert to a government money market fund). This review involved an evaluation of investment performance, the investment process, and the investment teams responsible for the management of each fund, with a view to past performance as well as future performance expectations, and comparisons of the investment performance with that of peer funds in the marketplace. The Applicants also examined the operating expenses of each fund and how those expenses compared with peer funds or benchmarks. Additionally, the Applicants considered the reputation of the fund companies in the industry.

After evaluating available options, the Applicants concluded that the Replacement Fund is the best substitute investment option because, among other things and as outlined in this Application, the Replacement Fund has the potential to meet Contract owner investment expectations, comparatively better investment performance, and lower total expense ratios. In addition, the Replacement Fund offers an immediate opportunity for increased economies of scale, as well as future opportunity for asset growth. Moreover, the Replacement Fund’s classification as a government money market fund addresses some of the concerns brought about by the money market fund reform. Accordingly, for the reasons explained in more detail below, the Applicants seek the Commission’s approval under Section 26(c) of the 1940 Act to substitute shares of the Replacement Fund for shares of the Existing Fund. Following the Substitution, Applicants intend for the Replacement Fund to serve as the money market investment option for all of the Contracts, as well as the contract-related purposes for which the Existing Fund is currently used.
The proposed Substitution is designed to provide Contract owners with the foregoing benefits while enabling them to continue their investment in a similar or better investment option without interruption and at no additional cost to them. The Insurance Company or its affiliates have agreed to bear the expenses incurred in connection with the Substitution and related filings and notices, including legal, accounting, brokerage and other fees and expenses. The Substitution will not increase Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Account.
III. REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)
A.    Applicable Law
Section 26(c) of the 1940 Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:
It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.
Section 26(c) was added to the 1940 Act by the Investment Company Act Amendments of 1970. Before the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,10 recommended that Section 26 be amended to require that a proposed Substitution of the underlying investments of a trust receive prior Commission approval.11
Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:
The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.12

The proposed Substitution appears to involve substitutions of securities within the meaning of Section 26(c) of the 1940 Act.13 The Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitution.
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[10]
In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[11]	See id.

[12]	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

[13]
While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to a substitution of securities in any sub-account of a registered separate account. Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982).

B.    Basis for Order
The Contracts permit the Insurance Company, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Account. The prospectuses for the Contracts contain appropriate disclosure of this right.
The Insurance Company believes that it is in the best interests of the Contract owners (and plan participants) to substitute the Replacement Fund for the Existing Fund. The Existing Fund will liquidate and no longer be an option. Because the Insurance Company believes offering a money market fund is important, it will need to substitute a comparable investment option. The combined management and 12b-1 fees of the applicable classes of the Replacement Fund are less than those of the substituted classes of the Existing Fund. In addition, the total annual operating expenses of the applicable classes of the Replacement Fund are less than those of substituted classes of the Existing Fund. The Insurance Company believes the Replacement Fund will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund. Moreover, the Replacement Fund’s changes to operate as a government money market fund help to alleviate certain concerns regarding the application of the money market fund reform to variable products.
In addition to the foregoing, the Applicants generally submit that the proposed Substitution meets the standards the Commission has applied to similar substitutions the Commission has in the past approved.14 The proposed Substitution retains for Contract owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitution is carried out, all Contract owners (and plan participants) will be permitted to allocate purchase payments and transfer Contract values and cash values between and among the same number of sub-accounts as they could before the proposed Substitution.
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[14]
See, e.g., Horace Mann Life Insurance Company, et. al., Inv. Co. Rel. No. 31744 (Aug. 7, 2015)(order); Voya Retirement Insurance and Annuity Company, et al., Inv. Co. Rel. No. 31599 (May 12, 2015)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 31499 (March 6, 2015)(order); American Fidelity Assurance Company, et al., Inv. Co. Rel. No. 31251 (Sept. 16, 2014)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 31023 (April 22, 2014)(order); Minnesota Life Insurance Company, et al., Inv. Co. Rel. No. 31028 (April 24, 2014)(order); Ameritas Life Insurance Corp., et al., Inv. Rel. No. 30787 (Nov. 15, 2013)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 30777 (Nov. 8, 2013)(order); The Northwestern Mutual Life Insurance Company, et al., Inv. Co. Rel. No. 30690 (Sept. 18, 2013)(order); American Family Life Insurance Company, et al., Inv. Co. Rel. No. 30601 (July 16, 2013)(order); Lincoln National Life Company, et al., Inv. Co. Rel. No. 30517 (May 14, 2013)(order); ING Life Insurance and Annuity Company, et al., Inv. Co. Rel. No. 30461 (April 12, 2013)(order); AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 30405 (Feb. 26, 2013)(order); Mutual of America Life Insurance Company, Inv. Co. Rel. No. 30335 (Dec. 31, 2012)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No 29211 (April 20, 2010) (order), Inv. Co. Rel. No. 29190 (March 25, 2010) (notice); Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12, 2009) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009) (notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22, 2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008)

(notice); RiverSource Life Insurance Company, et al., Inv. Co. Rel. No. 28575 (Dec. 30, 2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25, 2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19, 2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et al. and MetLife Insurance Company et al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co Act Rel. No. 27278 (March 31, 2006) (notice); MetLife Investors Insurance Company, et al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et al., Inv. Co. Act Rel. No. 26711 (Dec. 20, 2004) (order), Inv. Co. Act Rel. No. 26682 (Nov. 23, 2004) (notice); Integrity Life Insurance Company, et al., Inv. Co. Act Rel. No. 26445 (May 7, 2004) (order), Inv. Co. Act Rel. No. 26411 (April 5, 2004) (notice); ING USA Annuity & Life Insurance Company, et al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004) (notice); Metropolitan Life Insurance Company, et al., Ins. Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368 (Feb. 24, 2004) (notice); Metropolitan Life Investors USA Insurance Company, et al., Inv. Co. Act Rel. No. 26029 (April 28, 2003) (order), Inv. Co. Act Rel. No. 25988 (April 1, 2003) (notice); The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. No. 25803 (Nov. 14, 2002) (order), Inv. Co. Act Rel. No. 25784 (Oct. 23, 2002) (notice); American United Life Insurance Company, et al., Inv. Co. Act Rel. No. 25719 (Aug. 27, 2002) (order), Inv. Co. Act Rel. No. 25690 (July 31, 2002) (notice).
The proposed Substitution is not of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner (or plan participant) with the right to exercise his or her own judgment and transfer Contract values into other sub-accounts. Moreover, the Insurance Company will offer Contract owners (and plan participants) the opportunity to transfer amounts out of the affected sub-account into any of the remaining sub-accounts without cost or other disadvantage. The proposed Substitution, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.
The proposed Substitution is also unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They select the specific type of product offered by the Insurance Company under their Contract as well as numerous other rights and privileges set forth in the Contract. Contract owners also may have considered PLIC’s size, financial condition, and reputation for service in selecting their Contracts. These factors will not change as a result of the proposed Substitution.
C.    Request for an Order
For the foregoing reasons set forth in this Application, the Applicants state that the proposed Substitution and the related transactions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.
D.    Implementation
Subject to the Conditions to Relief stated below, and following the issuance of the requested order, Applicants will affect the Substitution upon the liquidation of the Existing Fund (on or about April 8, 2016). As of the effective date of the Substitution (“Effective Date”), units of the Existing Fund will be redeemed. The Companies, on behalf of the Existing Fund subaccount of each Separate Account, will place a purchase order with the Replacement Fund so that the value of Replacement Fund units acquired will equal the value of the Existing Fund units liquidated. Thus, Contract values will remain fully invested. The proceeds of the liquidation of the Existing Fund will be used to purchase the appropriate number of units of the Replacement Fund.

IV. CONDITIONS TO RELIEF
Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
The Substitution will not be effected unless the Applicants determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2.
The Applicants or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners or plan participants to effect the Substitution.

3.
The Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitution will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.
The Substitution will in no way alter the tax treatment of affected Contract owners or plan participants in connection with the Contracts, and no tax liability will arise for Contract owners or plan participants as a result of the Substitution.

5.
The rights of affected Contract Owners and plan participants and obligations of the Applicants under the Contracts will not be altered in any way by the Substitution. The Substitution will not adversely affect any riders under the Contracts.

6.
Affected Contract owners and plan participants will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Company will not exercise any right it may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.
Affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of Existing Fund with the Replacement Fund; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Applicants will deliver to all affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for the Replacement Fund.

8.
Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) number and value of units that were purchased related to the Replacement Fund.

9.
The Proposed Substitution and the selection of the Replacement Fund were not motivated by any financial consideration paid or to be paid to the Insurance Company or its affiliates by the Replacement Fund, its adviser or underwriter, or their affiliates.

V. AUTHORIZATIONS
The business and affairs of PLIC are conducted by its board of directors. The business and affairs of the Separate Account are conducted by PLIC.
In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the board of directors of PLIC for the Separate Account, authorizing its appropriate officers to prepare, execute and file with the Commission this Application. A copy of this resolution is appended hereto. This resolution remains in full force and effect and is applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.

Principal Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of its Separate Account B on January 14, 2016.

By: Principal Life Insurance Company

By: /s/Clint Woods
Name:	Clint Woods
Title:	Assistant Corporate Secretary and Governance Officer

VERIFICATION

STATE OF IOWA    )
) SS
COUNTY OF POLK    )

The undersigned states that he has duly executed the attached Application dated January 14, 2016 for and on behalf of Principal Life Insurance Company; that he is Assistant Corporate Secretary and Governance Officer
of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRINCIPAL LIFE INSURANCE COMPANY

By:    /s/ Clint Woods
Clint Woods
Assistant Corporate Secretary and Governance Officer

APPENDIX
Authorizations

Board Resolution Passed December 1, 2015

RESOLVED, that the appropriate officers of the Company, as designated by the Chief Executive Officer, the President or the Chairman of the Board, are hereby authorized to prepare, execute and file with the Securities and Exchange Commission in accordance with the provisions of either the Securities Act of 1933, as amended, or the Investment Company Act of 1940, as amended, any undertakings, no-action requests, consents, applications for exemptions from the 1940 Act or other applicable federal laws, and any amendments to the foregoing as the empowered officers of the Company shall deem necessary or appropriate in connection with Separate Account B.

RESOLVED, that the officers so designated are hereby authorized to take such further action as in their judgment may be necessary or desirable to effect the purposes of this resolution.